Exhibit 99.1

For Immediate Release

Pointer Telocation Reports Results for the First Quarter of 2019

Rosh HaAyin, Israel, May 23, 2019. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for the first quarter of 2019.

Financial Highlights for the First Quarter of 2019 Compared to the First Quarter of 2018

●	Total revenues of $18.3 million, down 13% as reported due an exceptional volume of product sales in the same period a year ago and continued foreign currency exchange devaluation. Total revenues were down 3% on a constant currency basis

●	Service revenues of $12.4 million, down 11% as reported, up 2% on a constant currency basis

●	Operating income of $1.2 million (7% of revenue), down from $2.6 million from the same period a year ago

●	Net income of $0.6 million, down from $1.8 million from the same period a year ago

●	Non-GAAP net income of $1.7 million, down from $2.5 million from the same period a year ago

●	EBITDA of $1.9 million, down from $3.3 million from the same period a year ago

●	Adjusted EBITDA of $2.2 million down from $3.4 million from the same period a year ago

●	Cash, net of debt, totaled $2.5 million

●	Total subscribers reached 272,000, an increase of 3% year over year

Management Commentary

David Mahlab, Pointer’s Chief Executive Officer, commented:

“Despite continued currency headwinds and difficult comparability due to an exceptional volume of product sales a year ago, we continued to deliver positive earnings on both a GAAP and non-GAAP basis and reduced our long-term debt in the first quarter. Also, we delivered positive EBITDA and Adjusted EBITDA while maintaining elevated spending in R&D and Sales and Marketing to support our North America market expansion.”

“Our Q1 2019 results also include approximately $0.5 million of cost associated with the acquisition of Pointer by ID Systems, which we expect to close during the third quarter 2019. During Q1 2019, we have significantly reduced services to low margin customers, leading to an increase in our Average Revenue Per Unit in constant currency, and accelerating our operating efficiency.”

“For the remainder of 2019, we continue to expect double-digit growth in our overall business. We expect to see significant revenues in the second quarter from product sales in North America, fulfilling our largest product order ever, as announced earlier this year, and stable growth in our service business supported by the recently announced service orders in Brazil. These should accelerate growth on our top and bottom lines in the second half of the year.”

Yaniv Dorani, Pointer’s Chief Financial Officer, commented:

“In the first quarter, we generated $1.9 million in EBITDA and ended the quarter with $2.5 million in net cash. We reduced our debt by $0.7 million, and we remain on track for continued positive EBITDA and long-term debt reduction throughout the remainder of 2019.”

First Quarter of 2019 Financial Summary Compared to First Quarter of 2018

(in millions, except per share amounts)	2019		2018
Total Revenues	$18.3		$20.9
Service Revenues	$12.4		$13.8
Operating Income (% of Revenue)	$1.2 (7%	)	$2.6 (12%	)
Net Income	$0.6		$1.8
Diluted EPS	$0.07		$0.21
Non-GAAP Diluted EPS	$0.20		$0.30
EBITDA	$1.9		$3.3
Adjusted EBITDA	$2.2		$3.4

In Q1 2019, revenues from services decreased 11% as reported to $12.4 million as compared to $13.8 million in Q1 2018. In local currency terms, revenues from services increased by 2%. Revenues from products decreased 17% as reported in Q1 2019 to $5.9 million from $7.1 million in Q1 2018. In local currency terms, revenues from products decreased by 14%. The currency exchange rate impact on total revenues for the first quarter of 2019 compared to the first quarter of 2018 was approximately $1.9 million. The currency exchange rate impact on operating income for the first quarter of 2019 compared to the first quarter of 2018 was approximately $0.1 million.

Conference Call Information

As previously announced, Pointer Telocation’s management will host a conference call today, at 9:00 a.m. Eastern Time, 2:00 p.m. UK time, 4:00 p.m. Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-877-407-0789 or 1-201-689-8562

From Israel 1-809-406-247

From the UK 0-800-756-3429

A replay will be available a few hours following the call on the company’s website for one year.

The call will also be accompanied by a live webcast over the Internet and accessible at http://public.viavid.com/index.php?id=133125.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA, adjusted EBITDA, Non-GAAP operating income, Non-GAAP net income and presentation of results in a constant currency based on the local currencies in which operations are conducted prior to giving effect to exchange rates into U.S. dollars as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets. Pointer calculates adjusted EBITDA by adding back to EBITDA Stock-based compensation expenses. Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock-based compensation expenses, amortization of long-lived assets and losses and acquisition related one-time costs. Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock-based compensation expenses, amortization of long lived assets, non-cash tax expenses and acquisition related one-time costs.

Pointer calculates results on a constant currency based on the local currencies on a nominal value, without giving effect to conversion into U.S. dollar.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results and to neutralize fluctuations in local currencies against the dollar.

EBITDA, Adjusted EBITDA, Non-GAAP operating and net income and presentation of results on a constant currency basis are provided to investors to complement the results provided in accordance with GAAP, as management believes these measures help to illustrate underlying operating trends in the Company’s business and uses these measures to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these Non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA, adjusted EBITDA, Non-GAAP operating and net income and presentation of results on a constant currency basis should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate”, “project”, “intend”, “expect”, “believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its expectations for growth and levels of revenues in the remainder of 2019, and, in particular, in North America and Brazil, the Company’s overall growth in terms of revenues and profits in the second half of 2019, and the expected closing of the merger with I.D. Systems it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: +1-646-536-7331 E-mail: brett@haydenir.com Dave Fore Tel: +1-206-395-2711 E-mail: dave@haydenir.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2019	December 31, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,875	8,528
Trade and unbilled receivables	14,954	13,902
Other accounts receivable and prepaid expenses	3,966	3,362
Inventories	7,141	6,432

Total current assets	32,936	32,224

LONG-TERM ASSETS:
Long-term loan to related party	991	948
Long-term unbilled and other accounts receivable	1,257	1,258
Severance pay fund	3,250	3,038
Property and equipment, net	6,417	5,915
Other intangible assets, net	1,130	1,229
Goodwill	38,404	37,538
Deferred tax asset	7,987	7,934
Operating lease right-of-use asset	3,702	-

Total long-term assets	63,138	57,860

Total assets	96,074	90,084

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	2,022	2,354
Trade payables	5,497	5,743
Deferred revenues and customer advances	1,097	785
Other accounts payable and accrued expenses	9,015	8,490

Total current liabilities	17,631	17,372

LONG-TERM LIABILITIES:
Long-term loans from banks	2,308	2,685
Deferred taxes and other long-term liabilities	434	360
Accrued severance pay	3,640	3,531
Operating lease liability	3,714	-

Total long term liabilities	10,096	6,576

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd.’s shareholders’ equity:
Share capital	6,050	6,050
Additional paid-in capital	130,659	130,309
Accumulated other comprehensive income	(6,842)	(8,151)
Accumulated deficit	(61,650)	(62,278)

Total Pointer Telocation Ltd.’s shareholders’ equity	68,217	65,930

Non-controlling interest	130	206

Total equity	68,347	66,136

Total liabilities and equity	96,074	90,084

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except for share and per share information

	Three Months ended March 31,		Year ended December 31,
	2019	2018	2018
Revenues:
Products	5,892	7,059	25,243
Services	12,366	13,824	52,543

Total revenues	18,258	20,883	77,786

Cost of revenues:
Products	3,783	4,224	15,104
Services	5,216	5,711	21,674

Total cost of revenues	8,999	9,935	36,778

Gross profit	9,259	10,948	41,008

Operating expenses:
Research and development	1,271	1,237	4,707
Selling and marketing	3,658	3,868	14,560
General and administrative	2,586	2,886	11,169
Amortization of intangible assets	95	127	456
One-time acquisition related costs	451	262	300

Total operating expenses	8,061	8,380	31,192

Operating income	1,198	2,568	9,816
Financial expenses, net	221	334	1,133
Other expenses	-	16	3

Income before taxes on income	977	2,218	8,680
Taxes on income	376	449	1,753

Net income	601	1,769	6,927

Earnings per share from continuing operations attributable to Pointer Telocation Ltd.’s shareholders:
Basic net earnings per share	0.07	0.22	0.85

Diluted net earnings per share	0.07	0.21	0.84

Weighted average - Basic number of shares	8,139,584	8,059,654	8,099,952

Weighted average – fully diluted number of shares	8,326,391	8,294,562	8,279,562

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March 31,		Year ended December 31,
	2019	2018	2018

Cash flows from operating activities:

Net income	601	1,769	6,927
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	679	718	2,571
Accrued interest and exchange rate changes of debenture and long-term loans	(62)	1	(20)
Accrued severance pay, net	(115)	78	71
Gain from sale of property and equipment, net	(16)	(27)	(101)
Stock-based compensation	349	142	1,198
Increase in trade and unbilled receivables, net	(793)	(988)	(1,121)
Increase in other accounts receivable and prepaid expenses	(853)	(620)	(855)
Decrease (increase) in inventories	(802)	210	(56)
Decrease (increase) in deferred income taxes	120	154	779
Decrease in long-term unbilled and other accounts receivable	555	157	220
Decrease (increase) in trade payables	(796)	(111)	48
Increase (decrease) in other accounts payable and accrued expenses	867	836	(1,064)

Net cash provided by operating activities	(266)	2,319	8,597

Cash flows from investing activities:
Purchase of property and equipment	(530)	(958)	(2,721)
Proceeds from sale of property and equipment	16	27	101

Net cash used in investing activities	(514)	(931)	(2,620)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018

Cash flows from financing activities:

Repayment of long-term loans from banks	(1,218)	(1,351)	(5,078)
Proceeds from issuance of shares and exercise of options, net of issuance costs	-	4	89
Short-term bank credit, net	514	58	32

Net cash used in financing activities	(704)	(1,289)	(4,957)

Effect of exchange rate on cash and cash equivalents	(169)	292	133

Increase in cash and cash equivalents	(1,653)	391	1,153
Cash and cash equivalents at the beginning of the period	8,528	7,375	7,375

Cash and cash equivalents at the end of the period	6,875	7,766	8,528
Supplemental disclosure for non-cash activities:
Operating lease right-of-use asset	4,096	-	-

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ADDITIONAL INFORMATION

U.S. dollars in thousands, except share and per share data

The following table reconciles GAAP to non-GAAP operating results:

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018

GAAP gross profit	9,259	10,948	41,008
Stock-based compensation expenses	34	9	104
Non-GAAP gross profit	9,293	10,957	41,112

GAAP operating income	1,198	2,568	9,816
Stock-based compensation expenses	349	142	1,198
Amortization and impairment of long lived assets	95	127	456
Acquisition related one-time costs	451	262	300
Non-GAAP operating income	2,093	3,099	11,770

GAAP net income	601	1,769	6,927
Stock-based compensation expenses	349	142	1,198
Amortization and impairment of long lived assets	95	127	456
Non cash tax expenses	166	171	759
Acquisition related one-time costs	451	262	300
Non-GAAP net income	1,662	2,471	9,640

Non-GAAP net income per share from continuing operations - Diluted	0.20	0.30	1.16
Non-GAAP weighted average number of shares - Diluted*	8,326,391	8,294,562	8,279,562

*	In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EBITDA and Adjusted EBITDA

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2019	2018	2018

GAAP Net income as reported:	601	1,769	6,927

Financial expenses, net	221	334	1,133
Tax on income	376	449	1,753
Depreciation and amortization of goodwill and intangible assets	679	718	2,571

EBITDA	1,877	3,270	12,384

Stock-based compensation expenses	349	142	1,198

Adjusted EBITDA	2,226	3,412	13,582

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